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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2005


                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X       Form 40-F
               ---                ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes         No  X
         ---        ---


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-        )
                                                  -------

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     PetroChina Company Limited (the "Registrant") is furnishing, under the cover of Form 6-K, the Registrant's press release with respect to its acquisition of certain overseas assets.

     This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties.

     These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in these forward-looking statements as a result of a number of factors, including, without limitation:

     -     fluctuations in crude oil and natural gas prices;

     -     failure to achieve continued exploration success;

     -     failure or delay in achieving production from development projects;

     -     change in demand for competing fuels in the target market;

     -     continued availability of capital and financing;

     -     general economic, market and business conditions;

     - changes in policies, laws or regulations of the PRC and other jurisdictions in which the Registrant and its subsidiaries conduct business; and

     -     other factors beyond the Registrant's control.

     We do not intend to update or otherwise revise the forward-looking statements in this press release, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this press release might not occur in the way we expect, or at all.

     You should not place undue reliance on any of these forward-looking statements.


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(LOGO)               (CHINESE TRANSLATION)
                     PETROCHINA COMPANY LIMITED
                     -----------------------------------------------------------
                     (CHINESE TRANSLATION)  World Tower, 16 Ande Road, Dongcheng
                     (CHINESE TRANSLATION)  District Beijing, 100011, P.R. China
                     (CHINESE TRANSLATION)  TEL: 86-10-84886034;84886037
PRESS RELEASE        (CHINESE TRANSLATION)  FAX: 86-10-84886039
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                       PETROCHINA ACQUIRES OVERSEAS ASSETS

                                 FROM THE PARENT

10 June 2005, Beijing - PetroChina Company Limited ("PetroChina" or the "Company", SEHK: 0857; NYSE: PTR) announced today that it has agreed to pay RMB20.741 billion to acquire overseas assets from its parent China National Petroleum Corporation (CNPC), in a bid to boost its reserves portfolio, promote overseas business development and enhance corporate value in the long run.

The acquisition will allow PetroChina to own 50% interest in CNPC's subsidiary the Newco by injecting cash. It will entitle the Company to Newco's oil and gas assets in 10 foreign countries, including Kazakhstan, Venezuela, Algeria, Peru, Oman, Azerbaijan, Canada, Ecuador, Niger and Chad.

To streamline its existing overseas businesses with the planned acquisition, PetroChina also agrees to transfer the entire issued share capital of its wholly-owned subsidiary PetroChina International Ltd (PetroChina International) to the Newco at a price of RMB579.355 million. PetroChina International mainly


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engages in oil and gas exploration and production in Indonesia, and will become a wholly-owned subsidiary of the Newco following the deal.

Currently, China National Oil and Gas Exploration and Development Corporation (CNODC) and Central Asia Petroleum Company Limited (Central Asia) own 95% and 5% interest in the Newco, respectively. Upon completion of the acquisition by PetroChina, CNODC will acquire the 5% interest in the Newco from Central Asia. PetroChina will pay the total consideration to the Newco so that immediately following completion of the acquisition, the Newco will be owned 50% by the PetroChina and 50% by CNODC.

After completion of the acquisition and the transfer of PetroChina International to the Newco, CNODC intends to transfer its 50% interest in the Newco to CNPC at nil consideration. Eventually, the Newco will be owned 50% by PetroChina and 50% by CNPC, and PetroChina will have control over the Newco, which will be consolidated into the accounts of PetroChina.

PetroChina believes the two transactions will provide an opportunity to increase its oil and gas reserves and production, and provide a new platform for the growth of its overseas business. The transactions will also improve the Company's financial performance and optimize shareholders' value in the long term. At the same time, the Newco will benefit from stronger financial support by becoming PetroChina's


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subsidiary.

The transactions will enable PetroChina to diversify its overseas exploration by tapping into Central Asia, South America, Middle East and Africa, which have abundant oil and gas resources, and increase substantially its overseas net proven reserves and production. Upon the completion of the transactions, the Company's consolidated international reserves will total 866 million barrels of oil equivalent, an increase of 879% from 88.5 million barrels of oil equivalent. Its total oil and gas reserves will increase 4.31% and total oil and gas production will rise 5.41%.

"The two transactions represent a milestone in our efforts to become a large international energy company," said Mr. Chen Geng, Chairman of PetroChina. "With this strategic platform and sizable overseas portfolios, we can grow our domestic businesses into global operations by increasing overseas reserves and production." Mr. Chen added that PetroChina will also benefit from improved operating efficiencies by sharing management expertise with the Newco in overseas business development.

The assets acquisition by PetroChina is expected to be completed by the end of 2005, while the transfer of PetroChina International to the Newco is expected to be completed by the end of February 2006.

                                      # # #


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Additional information on PetroChina is available at the Company's website:
http://www.petrochina.com.cn

Issued by PetroChina Company Limited.
For further information, please contact:
Mr. Mao Zefeng, Assistant Secretary to the Board of Directors
Tel: (852) 2899 2010         Fax: (852) 2899 2390
Email: hko@petrochina.com.hk

Distributed through Hill & Knowlton Asia Ltd. For enquiries, please contact:
Ms. Helen Lam               Fax: (852) 2576 1990
Tel: (852) 2894 6204 / 9277 7672 Email: helen.lam@hillandknowlton.com.hk


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                                    SIGNATURE




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                      PetroChina Company Limited


Dated: June 10, 2005                                  By:     /s/ Li Huaiqi
                                                          ----------------------
                                                      Name:  Li Huaiqi
                                                      Title: Company Secretary